

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 11.
Total Number of pages is 13.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Profit Sharing and Retirement Plan of:
Liberty National Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2006 audit was performed for the purpose of forming an opinion on the basic 2006 financial statements as a whole. The supplemental Schedule of Assets (Held At the End of the Year) as of December 31, 2006 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2007

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2006	December 31, 2005
Investments, at fair value:		
Torchmark Corporation common stock	$7,761,887	$9,862,940
Waddell & Reed Financial, Inc. class A common stock	983,510	920,080
Registered mutual funds	11,662,274	12,365,800
Common and collective trusts	11,915,976	11,975,336
Loans to participants	458,939	462,907
Short-term investments	112,811	101,431
Net assets available for benefits at fair value	32,895,397	35,688,494
Adjustments from fair value to contract value for fully benefit responsive investment contracts	148,069	218,745
Net assets available for benefits	$33,043,466	$35,907,239

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2006	2005
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$98,015	$115,226
Dividends on mutual funds	369,258	564,203
Dividends on common and collective trusts	409,088	366,281
Interest income - short-term investments	38,487	38,392
	914,848	1,084,102
Investment expenses	4,728	5,357
	910,120	1,078,745
Net appreciation (depreciation) in fair value of investments	2,704,985	(430,218)
Benefits paid to participants:		
Shares withdrawn	0	308,328
Cash settlements	6,478,878	4,235,448
	6,478,878	4,543,776
Net decrease in net assets	(2,863,773)	(3,895,249)
Net assets available for benefits:		2808240
Beginning of plan year	35,907,239	39,802,488
End of plan year	$33,043,466	$35,907,239

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2006 and 2005 was $63.76 and $55.60, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") class A common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $27.36 and $20.97 at December 31, 2006 and 2005, respectively.

Participant loans are valued at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Sixteen mutual funds and two common and collective trusts are available to Plan participants for investment purposes. The shares of mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common and collective trust funds are stated at fair value as determined by the issuer of the funds based on the market value of the underlying investments. Common and collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National.

Federal income taxes - The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Adoption of new accounting guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Participant Accounts – Each participant's account is credited with Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Vesting Provisions and Forfeitures - All participants are fully vested in their accumulated account balance and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits - Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate not less than 3% per annum or by the purchase of a single premium annuity. Benefits are recorded when paid.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31,	
	2006	2005
Mutual Fund Shares:		
Allianz RCM Technology Fund[1]	$ 196,386	$ 380,367
Goldman Sachs Mid Cap Value Fund[2]	240,519	0
AIM Technology Fund	1,745,074	2,458,759
Goldman Sachs Growth Opportunities Fund	254,266	455,433
Pioneer Oak Ridge Large Cap Growth Fund	1,601,697	2,227,935
American Century Equity Income Fund	1,099,302	1,238,054
AIM Basic Value Fund	1,055,436	1,400,156
Janus Advisor International Growth Fund	1,991,443	950,800
Pioneer Bond Fund[3]	1,039,315	517,939
Pioneer Classic Balanced Fund	471,066	480,127
Dreyfus Small Cap Stock Index Fund[4]	239,661	0
Pioneer Growth Opportunities Fund[4]	0	113,035
MFS Value Fund[5]	346,987	0
Pioneer Government Income Fund[3]	0	500,011
AIM Global Health Care Fund	295,279	455,743
Fidelity Advisor Dividend Growth Fund	1,085,843	1,187,441
	$ 11,662,274	$ 12,365,800
Common and Collective Trusts:		
INVESCO 500 Index Trust	1,639,345	1,560,161
AmSouth Stable Principal Fund	10,276,631	10,415,175
	$ 11,915,976	$ 11,975,336
Torchmark Corporation common stock	$ 7,761,887	$ 9,862,940
Waddell & Reed Financial, Inc. class A common stock	$ 983,510	$ 920,080
Pioneer Cash Reserves Fund – Class Y	$ 112,811	$ 101,431
Participant Loans	$ 458,939	$ 462,907

1. April 1, 2006, the fund changed its name from Allianz RCM Global Technology Fund to Allianz Technology Fund.

2. The Goldman Sachs Mid Cap Value Fund was a new fund as of November 1, 2005.

3. October 1, 2006, Pioneer Government Income Fund merged into Pioneer Bond Fund.

4. October 1, 2006, Pioneer Growth Opportunities Fund merged into Dreyfus Small Cap Stock Index Fund. The Dreyfus Small Cap Stock Index Fund was a new fund as of November 1, 2005.

5. The MFS Value Fund was a new fund as of November 1, 2005.

NOTE C - Investments (continued)

During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2006	2005
Common stocks	$1,452,965	$(509,758)
Mutual funds	1,060,797	(6,884)
Common and Collective Trusts	191,223	86,424
	$2,704,985	$(430,218)

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. From January 1, 2005 through September 25, 2005, these funds were deposited in the AmSouth Prime Money market Fund – Class I. Beginning August 20, 2005, these funds were deposited in the Pioneer Cash Reserves Fund – Class Y.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Schedule H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2006

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	121,736 shares $1 par value common stock	$7,761,887
	Waddell & Reed Financial, Inc.	35,947 shares $1 par value class A common stock	983,510
	Mutual Funds	4,818 shares Allianz RCM Technology Fund	196,386
		6,226 shares Goldman Sachs Mid Cap Value Fund	240,519
		61,252 shares AIM Technology Fund	1,745,074
		11,701 shares Goldman Sachs Growth Opportunites Fund	254,266
		116,572 shares Pioneer Oak Ridge Large Cap Growth Fund	1,601,697
		127,975 shares American Century Equity Income Fund	1,099,302
		28,837 shares AIM Basic Value Fund	1,055,436
		36,634 shares Janus Advisor International Growth Fund	1,991,443
		114,210 shares Pioneer Bond Fund	1,039,315
		44,149 shares Pioneer Classic Balanced Fund	471,066
		10,185 shares Dreyfus Small Cap Stock Index Fund	239,661
		12,962 shares MFS Value Fund	346,987
		10,379 shares AIM Global Health Care Fund	295,279
		81,033 shares Fidelity Advisor Dividend Growth Fund	1,085,843
			11,662,274
	Common and Collective Trusts	43,484 shares INVESCO 500 Index Trust	1,639,345
		1,042,470 shares AmSouth Stable Principal Fund	10,276,631
			11,915,976
		Loans to Plan participants, various interest rates, maturing from 1 to 60 months	458,939
*	AmSouth Bank, NA	112,811 shares Pioneer Cash Reserves Fund - Class Y	112,811
			$32,895,397

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated February 28, 2007 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2006).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent registered public accounting firm report of June 25, 2007, to Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of
Liberty National Life Insurance
Company



By: ______________________
Tony G. Brill, Member
Administrative Committee

By: ______________________
Dennis R. Luft, Member
Administrative Committee



By: ______________________
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of
Liberty National Life Insurance
Company

By:____________________________
Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By:____________________________
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2007



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2006.

Deloitte & Touche LLP

June 27, 2007

END